Exhibit 99.1

Intec Pharma Ltd. To Present at the Jefferies 2017 London Healthcare Conference

JERUSALEM, November 8, 2017 -- Intec Pharma Ltd. (NASDAQ, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, today announced that Jeffrey Meckler, Chief Executive Officer, will provide a corporate overview at the Jefferies 2017 London Healthcare Conference, taking place November 15-16 at the Waldorf Hilton in London, England.

Intec Pharma Presentation Details

Date:	Thursday, November 16
Time:	5:20pm GMT
Location:	Adelphi 3 Ballroom
Webcast:	http://wsw.com/webcast/jeff108/ntec/

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

CONTACTS:

Bob Yedid

Life Science Advisors

646-597-6989

bob@lifesciadvisors.com